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As filed with the Securities and Exchange Commission on July 15, 2002.

Registration No. 333-89796

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENCORP INC.
(Exact name of registrant as specified in its charter)

Ohio	34-0244000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California
95853-7012
(916) 355-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Registrant's telephone number, including area code)

William R. Phillips
Senior Vice President,
Law, General Counsel and Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, California 95853-7012
(916) 355-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

CHRISTOPHER M. KELLY	TIMOTHY J. MELTON
Jones, Day, Reavis & Pogue	Jones, Day, Reavis & Pogue
North Point	77 West Wacker Drive
901 Lakeside Avenue	Chicago, Illinois 60601-1692
Cleveland, Ohio 44114-1190	(312) 782-3939
(216) 586-3939

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$150,000,000
5 3/4% Convertible Subordinated Notes due 2007

We sold $150,000,000 aggregate principal amount of our 5 3/4% Convertible Subordinated Notes due 2007 in private transactions on April 5, 2002 and April 17, 2002. Selling securityholders may use this prospectus to resell from time to time their notes and the shares of common stock issuable upon conversion of the notes, including the rights attached to the common stock as described in "Description of Capital Stock."

The Convertible Notes

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  Interest is payable on the convertible notes on each April 15 and October 15 and the notes will mature on April 15, 2007, unless previously redeemed or purchased.

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  You may convert the notes into our common stock at any time on or after July 16, 2002 and before April 14, 2007, or the earlier redemption or repurchase of the notes, at an initial conversion price of $18.42 per share, subject to adjustment in some circumstances.

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  At any time on or after April 22, 2005, we may redeem some or all of the notes at the redemption prices listed in this prospectus, plus accrued and unpaid interest, if any, to the redemption date if the closing price of our common stock exceeds 125% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the mailing of the optional redemption notice.

  •
  You may require us to repurchase the notes upon a change of control at a price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to the date of repurchase.

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  The notes are general unsecured obligations and rank junior in right of payment to all of our other existing and future senior debt, including all of our obligations under our senior credit facilities.

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  The notes are effectively subordinated to any secured debt and to any and all debt, including trade debt, of our subsidiaries. The indenture governing the notes does not restrict the incurrence of indebtedness by us or our subsidiaries.

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  The notes issued in the initial private placement are eligible for trading in the PORTAL System. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL System. We do not intend to list the notes on any other national securities exchange or automated quoting system.

The Common Stock

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  Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "GY."

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  On July 12, 2002, the last reported sale price of our common stock was $11.90.

Investing in the notes and the common stock issuable upon their conversion involves certain risks. See "Risk Factors" beginning on page 4.

        The securities offered hereby have not been approved or recommended by the Securities and Exchange Commission or any state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 15, 2002.

        This prospectus does not constitute an offer of, or an invitation to purchase, any of the notes or the common stock issuable upon their conversion in any jurisdiction in which, or to any person to whom, such offer or invitation would be unlawful. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Neither the delivery of this prospectus nor any sale of the notes shall, under any circumstances, create any implication that there has been no change in the affairs of GenCorp after the date of this prospectus.

i

PROSPECTUS SUMMARY

        This summary highlights key information contained elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including "Risk Factors" and the financial information, which appears elsewhere in, or is incorporated by reference into, this prospectus.

        Our fiscal year ends on November 30 of each year. When we refer to a fiscal year, such as fiscal 2001, we are referring to the fiscal year ended on November 30 of that year. In December 2000, we acquired the Draftex International Car Body Seals Division of The Laird Group plc. The Draftex business is now part of our GDX Automotive segment. Draftex's fiscal year historically ended on December 31 of each year, but now ends on November 30 of each year, beginning with the fiscal year ended November 30, 2001.

Our Company

        We are a manufacturing and engineering company that is a leader in providing design solutions and products for the aerospace and defense market and the automotive vehicle sealing market. In addition, we supply both registered intermediates and final active pharmaceutical ingredients to pharmaceutical and biotechnology customers. Our operations are grouped into three operating segments:

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  aerospace and defense;
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  GDX Automotive; and
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  fine chemicals.

Our aerospace and defense segment, which we operate as Aerojet-General Corporation, and refer to as Aerojet, develops and manufactures propulsion systems, both solid and liquid, for space and defense applications and armament systems for precision tactical weapons systems and munition applications. Our GDX Automotive segment designs and manufactures highly engineered automotive vehicle sealing systems for motor vehicle bodies and doors. Our fine chemicals segment manufactures fine chemical ingredients and active pharmaceutical ingredients, with a special emphasis on producing chemicals that are difficult to manufacture and that are used in therapeutic products and applications in areas such as oncology, anti-viral, arthritis, AIDS, neurology and anti-inflammatory treatments.

        We also own substantial amounts of undeveloped real property located in high-growth areas in Northern and Southern California. We have recently increased our focus on these sizable land holdings with the objective of maximizing the financial and business opportunities that we believe exist for these valuable assets. Approximately 2,600 contiguous acres of our land located near Sacramento were recently carved out from existing Superfund site designation. This land is situated in a high growth area along a major highway and has already been zoned for light industrial and commercial use. As a result, the carve-out represents a key initiative in our evolving strategy to maximize the value of our real estate.

        Our principal executive offices are currently located at Highway 50 and Aerojet Road, Rancho Cordova, California 95670. Our mailing address is P.O. Box 537012, Sacramento, California 95853-7012 and our telephone number is (916) 355-4000. We maintain a website at www.gencorp.com. However, we do not intend that the information available through our website be incorporated into this prospectus.

The Offering

Securities Offered	$150,000,000 in aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2007.
Maturity Date	April 15, 2007.
Interest Payment Dates	April 15 and October 15, commencing October 15, 2002.
Ranking
The notes are our general unsecured subordinated obligations and rank junior in right of payment to all of our other existing and future senior debt, including obligations under our senior credit facilities. In addition, the notes are effectively subordinated to any secured debt and to any and all debt and other liabilities, including trade debt, of our subsidiaries. As of May 31, 2002:
• we had approximately $114 million of senior debt outstanding to which the notes would have been expressly subordinated; and
•
our subsidiaries had approximately $685 million of debt and other liabilities outstanding, including trade debt but excluding pension liabilities, to which the notes would have been effectively subordinated.

The indenture does not restrict our ability to incur additional debt, some or all of which may be senior in right of payment to the notes. The indenture also does not restrict the ability of our subsidiaries to incur additional indebtedness or other liabilities that would be effectively senior to the notes.
Conversion Rights
The notes are convertible into shares of our common stock at an initial conversion price of $18.42. The conversion price is subject to adjustment under some circumstances as described in this prospectus.
Sinking Fund	None.
Optional Redemption
We may redeem some or all of the notes at any time on or after April 22, 2005, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date if the closing price of our common stock exceeds 125% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the day of the mailing of the optional redemption notice.
Repurchase Right of Holders Upon A Change of Control
You may require us to repurchase the notes upon a change of control at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. The repurchase price is payable in cash.
Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion.

Trading
The notes sold in the initial private placement are eligible for trading in the PORTAL system. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the notes on any other national securities exchange or automated quotation system. Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "GY."

Risk Factors

        You should carefully consider the information set forth in the section of this prospectus entitled "Risk Factors" as well as the other information provided to you in, or incorporated by reference into, this prospectus before deciding whether to invest in the notes.

RISK FACTORS

        An investment in the notes represents a high degree of risk. There are a number of factors, including those specified below, which may adversely affect our ability to make payments on the notes or lead to a decline in the value of our common stock. Additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact our ability to repay the notes or lead to a decline in the value of our common stock. We may also, from time to time, discuss additional risks or update those discussed below in our filings with the Securities and Exchange Commission that are incorporated by reference into this prospectus. You should carefully consider the risks described below together with the other information contained in, or incorporated by reference into, this prospectus before making a decision to invest in the notes.

Risks Related to GenCorp

We have a substantial amount of debt, and the cost of servicing that debt could adversely affect our business and hinder our ability to make payments on the notes and may lead to a decline in the value of our common stock.

        We have a substantial amount of indebtedness. As of May 31, 2002 we had total consolidated debt of approximately $271 million. For the year ended November 30, 2001, giving pro forma effect to the sale of our electronic and information systems business in October 2001, our acquisition of Draftex, the sale of the notes in April 2002 and the application of the net proceeds from those sales, our earnings would have been insufficient to cover fixed charges by approximately $56 million. Subject to the limits contained in our senior credit facilities, we may incur additional debt in the future.

        In addition to the interest payable on the notes, we have other demands on our cash resources including, among others, operating expenses and interest and principal payments under our senior credit facilities. Our level of indebtedness and these significant demands on our cash resources could have important effects on your investment in the notes and may lead to a decline in the value of our common stock. For example they could:

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  make it more difficult for us to satisfy our obligations with respect to the notes and our senior credit facilities;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;

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  place us at a competitive disadvantage compared to our competitors, some of which have lower debt service obligations and greater financial resources than we do;

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  limit our ability to borrow additional funds;

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  increase our vulnerability to general adverse economic and industry conditions; and/or

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  result in our failure to satisfy the financial covenants contained in our senior credit facilities or in other agreements governing our indebtedness, which, if not cured or waived, could have a material adverse effect on our business, financial condition, results of operations and ability to make payments on the notes.

        Our ability to make required payments on the notes and our senior credit facilities and satisfy our other liabilities will depend upon our future operating performance and our ability to refinance our debt as it becomes due. Our future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond our control.

        If we are unable to service our indebtedness and fund our operating costs, we will be forced to adopt alternative strategies that may include:

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  reducing or delaying capital expenditures;

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  seeking additional debt financing or equity capital;

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  selling assets;

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  restructuring or refinancing debt; or

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  curtailing or eliminating certain activities.

        We cannot assure you that any such strategy could be implemented on satisfactory terms, if at all.

Our debt agreements will restrict our ability, and the ability of some of our subsidiaries, to engage in particular activities.

        The agreements governing our senior credit facilities limit or prohibit us or our subsidiaries of our subsidiaries from engaging in particular transactions and activities. Our senior credit facilities also contain financial covenants that will require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. These covenants could limit our ability to obtain future financing and may prevent us from taking advantage of attractive business opportunities. Our ability to meet these covenants or requirements may be affected by events beyond our control, and we cannot assure you that we will satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions could result in an event of default under our senior credit facilities and/or the indenture relating to the notes. Upon the occurrence of an event of default under our senior credit facilities, the lenders could elect to declare all amounts outstanding under our senior credit facilities, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against our and our subsidiaries' assets granted to them as collateral to secure the indebtedness. If the lenders under our senior credit facilities accelerate the payment of the indebtedness, the subordination provisions of the indenture would apply and we cannot assure you that our assets and those of the guarantors would be sufficient to repay in full the accelerated indebtedness and our other indebtedness, including the notes.

We are a holding company and therefore depend on our subsidiaries in order to service our debt.

        Although we operate a portion of our North American GDX Automotive operations directly, the remainder of our operations, including all of the operations of our aerospace and defense and fine chemicals segments, as well as the European and Canadian portions of our GDX Automotive operations, are conducted through subsidiaries. Consequently, our cash flow and ability to service our debt obligations, including the notes, are largely dependent upon the earnings of our operating subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by these subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt, including our senior credit facilities. We cannot assure you that the earnings of our operating subsidiaries, and their ability to make dividend or other payments to us, will be adequate for us to service our debt obligations, including the notes.

We may experience product failures, schedule delays or other problems with existing or new products and systems, all of which could adversely impact our business.

        Many of the products we develop and manufacture are technologically advanced systems that must function under demanding operating conditions, particularly in our aerospace and defense segment. Even though we believe we employ sophisticated design, manufacturing and testing processes and practices, we cannot assure you that we will successfully launch or operate our products or that they will be developed or will perform as intended. Some of our contracts require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement product or service or reduce the price of subsequent sales to the same customer if our products fail to perform adequately. Performance penalties also may be imposed should we fail to meet delivery schedules or other measures of contract performance.

        We have experienced occasional product failures and other problems with our rocket propulsion systems. We may experience product and service failures, schedule delays and other problems in connection with our propulsion systems or other products in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such failures may result in increased costs or loss of sales due to postponement or cancellation of subsequently scheduled launches or other product and service deliveries.

        Our fine chemicals segment produces chemicals that are difficult to manufacture, including chemicals that are highly energetic and toxic. The production of these chemicals requires a high degree of precision and strict adherence to safety standards. The U.S. Food and Drug Administration must approve the production process for many of the products that our fine chemicals segment manufactures. In the past, we have experienced delays in obtaining approval for the production processes for certain products. These delays have negatively impacted the historical financial results of this business. If these types of delays were to occur in the future, the results for our fine chemicals segment and our overall operations could be adversely affected.

        We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of subsequently scheduled operations or product deliveries.

Our inability to adapt to rapid technological change could impair our ability to remain competitive.

        The aerospace and defense and the fine chemicals industries have undergone rapid and significant technological development over the last few years. The automotive vehicle sealing industry has also experienced significant changes in the fields of noise attenuation and alternative sealing materials, particularly in Europe. Our success in each of our business segments depends on our ability to maintain our market position with existing customers, generate sales from new sources and continue to conceive, design, manufacture and market new products and services on a cost-effective and timely basis. We anticipate that we will continue to incur significant expenses in the design and initial manufacturing and marketing of new products and services. Our competitors may implement new technologies before we are able to, allowing them to provide more effective products at more competitive prices. Future technological developments could:

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  adversely impact our competitive position if we are unable to react to these developments in a timely or efficient manner;

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  require us to write-down obsolete facilities, equipment and technology;

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  require us to discontinue production of obsolete products before we can recover any or all of our related research, development and commercialization expenses; or

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  require significant capital expenditures beyond those currently contemplated.

        We cannot assure you that we will be able to achieve the technological advances necessary to remain competitive and profitable, that new products and services will be developed and manufactured on schedule or on a cost-effective basis, that anticipated markets will exist or develop for new products or services or that our existing products and services will not become technologically obsolete. Competition may grow more intense as industry-wide technological progress accelerates and more money is invested in new products or processes. In addition, we may incur significant costs associated with launching products employing new technology, including costs associated with scaling up our operations and transitioning from research and development to full production.

We may not be able to consummate or effectively integrate acquisitions, and our results may be adversely affected.

        Our business strategy contemplates continued expansion of our operations, including growth through future acquisitions. However, our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management's attention from operational matters, integrate general and administrative services and key information processing systems and, where necessary, to requalify on customer programs. In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities, all of which could have a material adverse effect on our business, financial condition or results of operations. We may also incur costs and divert management attention for acquisitions which are never consummated. Integration of acquired operations may also take longer, or be more costly or disruptive to our business, than originally anticipated. It is also possible that expected synergies from past or future acquisitions may not materialize.

        Although we undertake a diligence investigation of each business that we acquire, there may be liabilities of the acquired companies that we fail or are unable to discover during the diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

The loss of significant customers could materially adversely affect our business, thereby making it more difficult to make payments on the notes and leading to a decline in the value of our common stock.

        In fiscal 2001, our largest customer in our aerospace and defense segment was the U.S. Government and its agencies, which accounted for approximately 90% of net segment sales and 39% of our total net sales. The two largest customers in our GDX Automotive segment were General Motors and Ford. In fiscal 2001, General Motors accounted for approximately 32% of net segment sales and Ford accounted for approximately 23% of net segment sales. In our fine chemicals segment, we rely on a limited number of customers, as well as a limited number of products. For fiscal 2001, a single customer accounted for 52% of net segment sales and the top five customers accounted for 94% of net segment sales.

        A significant decrease or interruption in business from one or more significant customers could have a material adverse effect on the particular segment affected as well as on our overall business, thereby making it more difficult for us to make payments on the notes and leading to a decline in the value of our common stock.

A loss of key personnel or highly skilled employees could adversely affect our business.

        Many of our executive officers are critical to the management and direction of our businesses. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. In general, we do not enter into employment agreements with our executive officers. In addition, we have entered into severance agreements with several of our officers that allow those officers to terminate their employment under particular circumstances, such as a change of control affecting our company. Although we believe we will be able to attract and retain talented personnel and replace key personnel should the need arise, such as the impending retirement of Mr. Wolfe, our Chairman, in 2003, our inability to do so could have a material adverse effect on our business, financial condition or results of operations. In addition, because of the complex nature of many of our products and programs, we are generally dependent on an educated and highly skilled workforce. We would be adversely affected by a shortage of available skilled employees.

A strike or other work stoppage, or our inability to renew collective bargaining agreements on favorable terms, could adversely affect our business.

        As of November 30, 2001, approximately 60% of our employees were covered by collective bargaining or similar agreements. Of the covered employees, approximately 7% were covered by collective bargaining agreements that are due to expire in 2002. Our inability to negotiate acceptable new agreements with the unions representing our employees upon expiration of the existing contracts could result in strikes or work stoppages. Even if we are successful in negotiating new agreements, the new agreements could call for higher wages or benefits paid to union members, which would increase our operating costs and could adversely affect our profitability. During fiscal 1998, our GDX Automotive segment experienced a work stoppage at its Batesville, Arkansas facility that adversely affected its and our results of operations for fiscal 1998. If our unionized workers were to engage in a strike or other work stoppage, or other non-unionized operations were to become unionized, we could experience a significant disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, financial condition or results of operations. A strike or other work stoppage in the facilities of any of our major customers could also have similar effects on us. In particular, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced significant labor disruptions. For example, our results of operations for the third quarter of fiscal 2001 were negatively impacted by a two-week strike at a Volkswagen plant in Puebla, Mexico.

Our customers operate in industries that are cyclical in nature, which can lead to significant variability in our operating results.

        A majority of our sales are derived from customers that are in industries and businesses that are cyclical in nature and subject to changes in general economic conditions, such as the aerospace and defense and automotive industries. General economic or industry specific downturns, or a prolonged disruption in production by one or more of our significant customers, including any such downturns or disruptions occasioned by unforeseen events could have a negative impact on the market for our products and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

We rely on intellectual property and proprietary rights to maintain our competitive position and, therefore, our failure to adequately protect our intellectual property and proprietary rights could adversely affect our business.

        The technological and creative skills of our personnel and our innovative product developments are essential to establishing and maintaining our technology leadership position. We seek to protect our inventions, confidential information and brand names under patent and "trade secret" laws, and through the use of confidentiality procedures and written agreements. However, these laws and our efforts afford only limited protection to our intellectual property and proprietary rights, and we cannot assure you that the same will be successfully protected, or that, if protected, our rights will not be invalidated, circumvented or challenged by our competitors or other third parties. With respect to pending or future patent applications, we cannot assure you that they will be issued with the scope of the claims we have sought, if at all. Furthermore, third parties may develop technologies that are similar or superior to our technology or design around our intellectual property. Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary and we may not be able to protect our rights in all jurisdictions. In addition, the laws of some foreign jurisdictions may not afford sufficient protection or provide for a remedy were there to be any unauthorized copying or use. Moreover, on certain U.S. Government research and development contracts, the U.S. Government retains right to certain of the intellectual property. Our failure to protect adequately our intellectual property and proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

We may incur liability for infringing the intellectual property rights of others.

        Each of our business groups has used, and intends to use in the future, new technology in our various design and manufacturing processes. We cannot assure you that our products do not and will not be alleged to infringe upon issued patents, pending patent applications or other intellectual property rights of third parties that may relate to our products. For example, in our fine chemicals segment we are aware of the existence of three patents that could impact our right to utilize a key technology. Although we have received an opinion from legal counsel that one of these patents is invalid and that our technology does not infringe upon the other two patents, we cannot assure you that one or more of the parties that hold these patents will not bring an action for patent infringement against us. This and other potential claims, and any resulting litigation, could subject us to significant liability for damages. In addition, even if we prevail, intellectual property litigation could be time consuming and expensive to defend and could result in the diversion of our time and attention from the management and operation of our various businesses. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims. The result of any such agreement is likely to be an increase in our product costs in the way of additional royalty payments or other fees.

Our operations and properties are currently the subject of significant environmental claims, and the numerous environmental and other government regulations to which we are subject may become more stringent in the future and may result in increased liability and increased capital expenditures.

        Our operations and ownership or use of real property are subject to a number of foreign, federal, state and local environmental laws and regulations that, among other things, require us to obtain permits to operate and to install pollution control equipment and regulate the generation, storage, handling, transportation, treatment and disposal of hazardous and solid wastes. Our operations also subject us to liability for the cleanup of releases of hazardous substances. The laws and regulations affect not only our current operations, but also could impose liability on us for past operations that were conducted in compliance with then-applicable laws and regulations. Environmental laws and regulations change frequently, and we anticipate that these laws and regulations will become increasingly stringent. It is difficult to predict whether and to what extent compliance with environmental laws and regulations may impact our results of operations or financial condition in the future.

        Due to the nature of our operations, particularly our aerospace and defense operations, we are involved from time to time in legal proceedings involving remediation of environmental contamination from past or present operations or use or ownership of real property, as well as compliance with environmental requirements applicable to ongoing operations. We may also be subject to fines and penalties, toxic tort suits or other third-party lawsuits due to our or our predecessors' present or past use of hazardous substances or the alleged on-site or off-site contamination of the environment through past or present operations. We could incur material costs in defending against any such proceedings or claims and an unexpected adverse judgment or cash outlay in one or more of such proceedings or claims could adversely affect our business, operating results and financial condition.

        In fiscal 2001, we incurred costs of $75 million relating to the remediation of environmental contamination, the settlement of environmental claims and general environmental compliance efforts, including $40 million placed into escrow for the San Gabriel Valley BPOU settlement agreement, which is discussed in our Annual Report on Form 10-K for the year ended November 30, 2001 and our other reports filed under The Securities Exchange Act of 1934 that are incorporated by reference into the prospectus. The nature of environmental investigation and cleanup activities often makes it difficult to determine the timing and amount of any estimated future costs that may be required for remedial measures.

        We are currently involved, together with other companies, in approximately 30 Superfund and non-Superfund remediation sites. Our liability and proportionate share of costs involving two sites in Sacramento, California and Azusa, California have not fully been determined largely due to uncertainties as to the nature and extent of site conditions and our involvement at those sites. Regarding other sites where we are one of numerous potentially responsible parties, while government agencies frequently claim potentially responsible parties are jointly and severally liable at such sites, in our experience, interim and final allocations of liability costs are generally made based on relative contributions of waste. Based on our previous experience, our allocated share has frequently been low, and, in many instances, has been less than 1%. As of May 31, 2002, we had established reserves of approximately $253 million, which we believed to be sufficient to cover our estimated share of the environmental remediation costs at these sites at that time. However we continually evaluate the adequacy of those reserves and they could change. Also, we are seeking recovery of our costs from our insurers. However, given the many uncertainties involved in assessing liability for environmental claims, we cannot provide you with any assurance that such reserve will be sufficient. In addition, the reserve is based only on known sites and the known contamination at those sites. It is possible that additional remediation sites will be identified in the future or that contamination at previously identified sites will be different than what is currently known.

        Under an agreement with the U.S. Government, the U.S. Government recognizes as allowable for government contract cost purposes up to 88% of the environmental expenses at the Sacramento and Azusa sites. Aerojet's mix of contracts can affect the actual reimbursement made by the U.S. Government. Actual reimbursements by the U.S. Government have averaged approximately 80% since 1999. Because these costs are recovered through forward pricing arrangements, our ability to continue to take advantage of this cost-recognition agreement is dependent on Aerojet's sustaining product volumes under U.S. Government contracts and programs and our ability to continue to perform under those contracts and programs.

        The nature of environmental investigation and cleanup activities often makes it difficult to determine the timing and amount of any estimated future costs that may be required for remedial measures. However, we review these matters and accrue for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and the amount of the liability, usually based upon proportionate sharing, can be reasonably estimated.

        The effect of resolution of environmental matters on results of operations cannot be predicted due to the uncertainty concerning both the amount and timing of future expenditures and future results of operations. However, we believe, on the basis of presently available information, that resolution of these matters and our obligations for environmental remediation and compliance will not materially affect liquidity, capital resources or our consolidated financial condition. We will continue our efforts to mitigate past and future costs through pursuit of claims for insurance coverage and continued investigation of new and more cost effective remediation alternatives and associated technologies. For additional discussion of environmental matters, you should read our Annual Report on Form 10-K for the fiscal year ended November 30, 2001 and our other reports filed under the Exchange Act that are incorporated into this prospectus by reference.

Potential disruptions and liabilities arising from any release or explosion of dangerous materials could materially adversely affect our business, financial condition or results of operations.

        Our aerospace and defense and fine chemicals segments involve the handling and production of potentially explosive materials and other dangerous chemicals, including materials used in rocket propulsion and other products. This handling and/or production could result in incidents that temporarily shut down or otherwise disrupt our manufacturing, causing production delays. It is possible that a release of these chemicals or an explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. The use of these products in applications by our customers could also result in liability if an explosion or fire were to occur. Any release or explosion could expose us to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on our business, financial condition or results of operations.

We may have additional liability resulting from the restatement of our financials for the years ended November 30, 1999 and November 30, 2000.

        In January 2002, we became aware of potential accounting issues at two GDX manufacturing plants in North America. Under the direction and oversight of our audit committee and with the assistance of outside legal advisors and accounting consultants, we conducted an inquiry into these and related accounting issues as well as a more complete evaluation of accounting practices and internal control processes throughout GenCorp. As a result of this process, due primarily to activities at one GDX manufacturing plant, we restated our previously issued financial statements for the first three quarters of fiscal 2001 and for the years ended November 30, 2000 and November 30, 1999 as described in more detail in our Annual Report on Form 10-K for the year ended November 30, 2001. Because of this restatement, we may be subject to claims by third parties or inquiries by governmental agencies, which may impact our business, financial condition and operating results or the price of our common stock.

A significant percentage of our contracts are fixed priced contracts, and, if we experience cost overruns on these contracts, we would have to absorb the excess costs and our profitability would be adversely affected.

        Our contracts generally can be categorized as either "fixed price" or "cost protected" contracts. For fiscal 2001, on both an historical and pro forma basis, a substantial portion of our contracts were fixed price contracts. Under fixed price contracts, we agree to perform specified work for a fixed price and realize all the benefit or detriment resulting from decreases or increases in the costs of performing the contract. As a result, all fixed price contracts present the inherent risk of unreimbursed cost overruns. To the extent we were to incur unanticipated cost overruns on a program or platform subject to a fixed price contract, our profitability and, consequently, our financial condition and results of operations would be adversely affected.

Risks Related to Our Aerospace and Defense Segment

Our aerospace and defense segment is subject to various risks inherent in contracting with the U.S. Government, and a substantial decrease in or loss of U.S. Government contracts would materially adversely affect our business, financial condition and results of operations, hinder our ability to make payments on the notes and lead to a decline in the value of our common stock.

        A substantial portion of our aerospace and defense sales is derived from U.S. Government contracts, and, consequently, we are subject to complex and extensive laws and regulations regarding procurement and data rights. These laws and regulations provide for ongoing audits and reviews of contract procurement, performance and administration and enumerate specific rights that the U.S. Government may have to use technical data and computer software. Our failure to comply, even inadvertently, with these laws and regulations and the laws governing the export of controlled products and commodities could subject us or one or more of our businesses to civil and criminal penalties and, under some circumstances, suspension and debarment from future government contracts and exporting of products for a specified period of time. Sales to the U.S. Government and its agencies accounted for approximately 90% of our aerospace and defense net segment sales and 39% of our total net sales in fiscal 2001.

        Government contracts and subcontracts are by their terms subject to termination by the government or the prime contractor either for convenience or default. The loss of a substantial portion of our government contract business would have a material adverse effect on our business and results of operations. There are significant inherent risks in contracting with the U.S. Government, including risks particular to the aerospace and defense industry, which could have a material adverse effect on our business, financial condition or results of operations. The primary risks include:

  •
  termination by the U.S. Government of any contract as a result of a default by us could subject us to liability for the excess costs incurred by the U.S. Government in procuring undelivered items from another source;

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  termination by the U.S. Government of any contract for convenience would generally limit our recovery to costs already incurred or committed and limit our profit to work completed prior to termination;

  •
  modification of U.S. Government contracts due to lack of congressional funding or changes in such funding could subject our contracts to termination or modification;

  •
  failure to comply, even inadvertently, with the extensive and complex U.S. Government laws and regulations applicable to certain U.S. Government contracts and the laws governing the export of controlled products and commodities could subject us to contract termination, civil and criminal penalties and, under certain circumstances, suspension and debarment from future U.S. Government contracts and exporting of products for a specific period of time;

  •
  results of U.S. Government audits and review could, in certain circumstances, lead to adjustments to our contract prices, which could be significant;

  •
  successful bids for U.S. Government contracts or the profitability of such contracts, if awarded, cannot be guaranteed in the light of the competitive bidding atmosphere under which U.S. Government contracts are awarded;

  •
  the extent to which actual costs exceed projected costs on which our bids or contract prices were based could lower our profitability;

  •
  uncertain cost factors related to scarce technological skills and components;

  •
  the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties and/or cost overruns; and

  •
  the substantial time and effort required for advanced product design and development design complexity, rapid obsolescence and the potential need for design improvement could negatively affect our profitability.

        The U.S. Government and their principal prime contractors periodically investigate the financial viability of their contractors and subcontractors as part of their risk assessment process associated with the award of new contracts. If the U.S. Government or one or more prime contractors were to determine that we were not financially viable, our ability to continue to act as a government contractor or subcontractor would be impaired. The U.S. Government also routinely audits our performance under various contracts and may, if appropriate, subsequently conduct an investigation into possible illegal or unethical activity in connection with these contracts. Investigations of this nature are common in the aerospace and defense industry and lawsuits may result. Possible consequences include civil and criminal fines and penalties, in some cases, double or treble damages, and suspension or debarment from future government contracting. An adverse result in any legal or administrative proceeding arising from one or more of these audits or investigations could have a material adverse effect on our business, financial condition and results of operations, hinder our ability to make payments on the notes and lead to a decline in the value of our common stock.

Our aerospace and defense segment could be adversely impacted by future reductions or changes in U.S. Government spending.

        Our primary aerospace and defense customers include the U.S. Department of Defense and its agencies, NASA and the government prime contractors that supply products to these customers. As a result, we rely on particular levels of U.S. Government spending on propulsion systems for space and defense applications and armament systems for precision tactical weapon systems and munitions applications. These spending levels are not generally correlated with any specific economic cycle, but rather, on the cycle of general political support for this type of spending. The overall U.S. defense budget declined in real terms from the mid-1980s through the early 1990s and has stabilized thereafter. Although the U.S. Department of Defense currently forecasts the defense budget to increase through its fiscal year 2005, we cannot assure you that future levels of defense spending will increase or that levels of defense spending will not decrease in the future. A decrease in U.S. military expenditures, or the elimination or curtailment of a material program in which we are involved, could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to realize sales and profits from our significant backlog.

        Our significant backlog is derived from contracts with the U.S. Government and depends, in large part, on continued funding by the U.S. Government of the programs in which we are involved. These types of contracts typically permit the U.S. Government to unilaterally modify or terminate the contract or to discontinue funding for a particular program at any time. As a result, we cannot assure you that some part or even all of our current backlog will be realized as revenue. The cancellation of one or more significant contracts could have a material adverse effect on our ability to realize anticipated sales and profits in our aerospace and defense segment, and could therefore negatively impact our business, financial condition or results of operations.

We face third-party performance and indemnification risks in connection with some of our U.S. Government contracts.

        In connection with the divestiture of certain of our operations, we have guaranteed performance of a number of U.S. Government contracts by the acquirer or acquirers of those operations and those acquirers have agreed to indemnify us for their non-performance. In the event the non-performance by the acquirers requires us to compensate the U.S. Government under our guarantee obligations, the refusal or inability of the acquirers to indemnify us in full for our losses on a timely basis could have a material adverse effect on our business, financial condition and results of operations, hinder our ability to make payments on the notes and lead to a decline in the value of our common stock.

The aerospace and defense industry is highly competitive.

        We encounter intense competition in bidding for contracts. Some of our competitors have financial, technical, production and other resources substantially greater than ours. In addition, although the downsizing of the defense industry in the early 1990s has resulted in a reduction in the number of competitors, the consolidation has also strengthened the capabilities of some of the remaining competitors resulting in an increasingly competitive environment. The U.S. Government also has its own manufacturing capabilities in some areas. We cannot assure you that we will be able to compete successfully with our competitors and our inability to do so could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that the U.S. Government will not open to competition programs on which we are currently the sole supplier, which could also adversely effect our profitability.

Aerojet has substantial real estate holdings, the value of which could be significantly affected by changes in the real estate market, government regulations and the possibility that a substantial portion of our property may not be released from existing Superfund site designation.

        Through Aerojet, we own sizable real estate holdings. A significant part of our strategy going forward will focus on unlocking the value we believe is inherent in these real estate assets. Our ability to realize this value will be affected by conditions from time to time in the real estate market in and surrounding Sacramento, California, where most of our real property is located, and in the other areas in which we own real estate, including general or local economic conditions, changes in neighborhood characteristics, real estate tax rates, the cost of operating our properties, governmental regulations and fiscal policies, acts of nature such as earthquakes and floods and other factors which are beyond our control. In addition, the development of our real estate holdings is subject to applicable zoning and other government regulations.

        In addition, our focus on our real estate holdings represents a new venture for us and we expect to need to hire additional qualified personnel to oversee implementation of this strategy. To that end, we have only recently hired a President to oversee our real estate business. As part of our strategy, we may sell or develop our land alone or in conjunction with third parties. If we decide to sell, we may not be able to do so at an attractive price. If we decide to develop the land, partners and/or funding may not be available. As a result, we may not be able to use or develop the land as we currently anticipate, if at all.

Risks Related to Our GDX Automotive Segment

Results of Our GDX Automotive segment are dependent upon the commercial success of a limited number of vehicle platforms.

        In fiscal 2001, we derived a substantial portion of our GDX Automotive segment net sales from General Motors' full size pickup truck and sport utility vehicle and the Ford Explorer. Although the Draftex acquisition provided GDX with a significantly broader range of programs and customers, our GDX Automotive segment's future operating results will continue to depend significantly upon the continued market acceptance of vehicles for which we are a significant supplier. We cannot assure you that these types of vehicles, or other vehicles for which we are a supplier, will continue to enjoy the market acceptance they have in the past. A decline in the demand for these vehicles as a result of competition, technical change or other factors could have a material adverse effect on the business and financial results of our GDX Automotive segment and on our business, financial condition or results of operations as a whole.

The global automotive vehicle sealing business is highly competitive, and our failure to compete effectively or adverse market conditions could harm our business and profitability.

        The global automotive component supply industry in which our GDX Automotive segment competes is fragmented and highly competitive. Although we believe that we are the second largest automotive vehicle sealing manufacturer in the world, our ability to compete is dependent upon our ability to retain and grow our market share and to successfully adopt new strategies in response to changes in the marketplace.

        The automotive industry is characterized by a small number of original equipment manufacturers, or OEMs, that are able to exert considerable pressure on component suppliers to reduce costs, improve quality and provide innovative design and engineering. In the past, OEMs have generally demanded and received price reductions and measurable increases in quality by implementing competitive selection processes, rating programs and other arrangements. Through increased partnering on platform work, the OEMs have generally required component suppliers, including us, to provide more design engineering input at earlier stages of the development process, the cost of which, in some cases, is absorbed by the suppliers. Although we have generally been successful in offsetting losses caused by price reductions through cost reduction initiatives, we cannot assure you that future price reductions, increased quality standards or increased demand for technical innovation, such as better noise reduction, will not have a material adverse effect on our profitability.

        The loss of a production contract on an existing program or the failure to obtain new business to replace programs that are cancelled or terminated could have a material adverse effect on GDX's business and profitability.

Reductions in production volumes of one or more of our major OEM customers could materially adversely affect our business, financial condition and results of operations.

        GDX's business depends on the production volumes of its OEM customers which, in turn, depend on consumer confidence and general economic conditions. In the past several months, North American OEMS have taken actions to address economic uncertainties, such as laying-off employees, eliminating particular shifts at their manufacturing facilities and closing plants altogether. The events of September 11, 2001 and the resulting impact has also caused many of the OEMs to take further steps to counteract the economic impact on them of these events. For example, shortly after the terrorist attacks, Ford announced reductions in its North American production plants. Reductions in unit production volumes by Ford or other major OEM customers could have a material adverse effect on our business, financial condition or results of operations.

Risks associated with foreign operations could adversely affect our results of operations.

        With the acquisition of Draftex, our GDX Automotive segment now operates not only in Canada and Germany, but also in China, the Czech Republic, France and Spain. As part of our business strategy, we may expand our operations in these markets and move into other foreign markets. Foreign operations subject us to the risks of doing business abroad, including:

  •
  currency exchange rate fluctuations;

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  difficulties in staffing and managing foreign operations;

  •
  political risks;

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  unexpected changes in regulatory requirements;

  •
  adverse tax consequences from operating in multiple jurisdictions; and

  •
  global and regional economic slowdowns.

Any of these factors, among others, could have a material adverse effect on our business, financial condition or results of operations.

An increase in the price or shortage of raw materials could have a material adverse affect on our business.

        The operations of our GDX Automotive segment are dependent on the availability of rubber and other raw materials. Because of this dependence, significant increases in the prices of these raw materials could have a material adverse effect on our results of operations and financial condition. Although we employ a diversified supplier base to mitigate the risk of supply interruption, we cannot assure you that there will not be a shortage of raw materials.

Risks Related to Our Fine Chemicals Segment

We have made significant capital investments in our fine chemicals segment, which we may never recoup.

        We have made significant capital investments in our fine chemicals segment. We are in the process of evaluating a number of strategic alternatives for our fine chemicals segment, one of which may include the sale of all or a portion of this business. If we decide to proceed with a sale of our fine chemicals segment, we may not be able to do so on favorable terms or at a price that is sufficient to recoup our investment.

The fine chemicals industry is highly competitive, and our failure to compete effectively could harm our business and profitability.

        The fine chemicals market is extremely fragmented, with the top one-third of the market in 2001 divided among approximately 13 competitors. Competition is based principally upon on-time delivery, manufacturing capability and expertise, reputation, service, price and reliability of supply. We cannot assure you that we will be successful in obtaining customer contracts on commercially favorable terms, if at all. Furthermore, our success depends to a significant extent on our ability to provide manufacturing service to potential customers at an early stage of product development and on continued technical innovation. We cannot assure you that we will be successful in such efforts.

A decrease in demand for the fine chemical products we manufacture would have an adverse affect on our business, financial condition or results of operations.

        Our fine chemicals segment manufactures both registered intermediates and final active pharmaceutical ingredients used in finished products manufactured by our customers. Typically, there is a relatively lengthy lead-time between finalizing a production contract and the actual production of products under that contract. Accordingly, we rely upon the ability of our customers to anticipate changing customer needs, successfully market the products and obtain necessary regulatory approval. A decrease in demand for our customers' products would result in lower demand for our products. We cannot guarantee that our customers' product development efforts will be successful, required regulatory approvals can be obtained on a timely basis, if at all, products can be manufactured at acceptable cost and with appropriate quality or any products, if approved, can be successfully marketed. If customers are not successful in their efforts, they might reduce or cancel their orders and our results of operations likely would deteriorate.

Risks Relating to the Notes and the Common Stock Issuable Upon Conversion of the Notes

There is no established trading market for the notes.

        The notes are a new issue of securities for which there is no established trading market. Although the notes issued in the initial private placements are eligible for trading in the PORTAL system, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We do not intend to apply for listing of the notes on any other securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, we cannot assure you that an final active trading market for the notes will develop, if it all. If a final active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

        We cannot assure you that you will be able to sell your notes or the common stock issuable upon conversion of the notes at a particular time or that you will be able to sell your notes or the common stock at a favorable price. Future trading prices of the notes and the common stock will depend on many factors, including:

  •
  our operating performance and financial condition;

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  the interest of securities dealers in making a market; and

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  the market for similar securities.

        Historically, the markets for non-investment grade debt and equity securities have been subject to disruptions that have caused volatility in prices. It is possible that the markets for the notes and our common stock will be subject to disruptions, including disruptions arising out of terrorist activity such as the attacks that occurred in New York and Washington, D.C., on September 11, 2001. Any such disruptions may have a negative effect on you as a holder of the notes or the common stock issuable upon conversion of the notes, regardless of our prospects and financial performance.

The notes will be subordinate to our senior debt, which may impede our ability to repay you.

        The payment of principal, premium, if any, and interest on the notes by us is subordinate to all of our existing and future senior debt, except for any future debt that expressly provides that it ranks equal or junior, in right of payment, to the notes. The term "senior debt" is defined broadly in the indenture and includes all obligations under our senior credit facilities. As a result, in the event of our insolvency, liquidation or other reorganization, all senior debt must be paid in full before any amounts owed under the notes may be paid. In addition, our obligations under our senior credit facilities are secured by a first priority security interest in substantially all of our and our material domestic subsidiaries' tangible and intangible assets, as well as 100% of the stock of certain of our domestic subsidiaries and 65% of the stock of certain of our foreign subsidiaries. As of May 31, 2002, the notes were subordinated to approximately $114 million of senior debt. In addition, the notes will not be guaranteed by any of our subsidiaries. As a result, the notes are also effectively subordinated to all debt and other liabilities, including trade debt, of our subsidiaries. As of May 31, 2002, our subsidiaries had approximately $685 million of outstanding debt and other liabilities, including trade debt but excluding pension liabilities, to which the notes would have been effectively subordinated. Because we may not have sufficient funds or assets to pay all of our creditors, holders of notes may receive less, ratably, than other creditors or they may receive no payment at all.

        The indenture does not limit the amount of debt, including senior debt, that we and our subsidiaries may incur in the future. In addition, the restrictions on the incurrence of additional debt contained in our senior credit facilities are subject to a number of important exceptions and limitations.

        Further, we may not pay any amount owed under the notes, or repurchase, redeem or otherwise retire the notes, if any payment default on our senior debt occurs unless, the default has been cured or waived, the senior debt is repaid in full or the holders of the senior debt consent to the payment. In addition, if any other default exists with respect to senior debt and specified other conditions are satisfied, at the option of the holders of that senior debt, we may be prohibited from making payments on the notes for a designated period of time. For additional information on the subordination terms applicable to the notes, see "Description of Notes — Subordination."

We may not be able to repurchase the notes upon a change of control.

        Upon a change of control, we will be required to make an offer to purchase all outstanding notes at 100% of their principal amount plus accrued and unpaid interest up to, but not including, the date of repurchase. The source of funds for any such purchase would be our available cash or third-party financing. However, we cannot assure you that we will have enough available funds at the time of any change of control to make required repurchases of tendered notes. Moreover, we are prohibited by our existing senior credit facilities from repurchasing any notes upon a change of control. Our existing senior credit facilities also provide that certain change of control events with respect to us constitute a default thereunder. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar restrictions or provisions. If we experience a change of control at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or could attempt to refinance the indebtedness that contains the prohibition. In the event that we are unable to obtain consent and do not refinance the indebtedness, we would be prohibited from repurchasing the notes. Our failure to repurchase tendered notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. This default would, in turn, constitute an event of default under our senior credit facilities and may constitute an event of default under future senior indebtedness. Under these circumstances, the subordination provisions in the indenture would restrict payments to holders of the notes before these other obligations are satisfied.

Volatility in the market price of our common stock could result in a lower trading price than your conversion or purchase price.

        The market price of our common stock has historically fluctuated over a wide range. In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock may continue to fluctuate in the future and may be adversely affected by factors such as actual or anticipated fluctuations in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions, rumors and other factors. Negative fluctuations in the market price of our common stock could adversely impact the trading price of the notes.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the notes.

        We may, in the future, sell additional shares of our common stock to raise capital. We may also issue additional shares of our common stock to finance future acquisitions. Further, a substantial number of shares of our common stock are reserved for issuance pursuant to stock options and upon conversion of the notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance of substantial amounts of common stock, or the perception that such sales may occur, could adversely affect the market price for our common stock and/or the trading price for the notes.

Various agreements and laws could delay or prevent a change of control that you may favor.

        The terms of some of the anti-takeover provisions of our articles of incorporation and Code of Regulations, our shareholder rights plan and provisions of Ohio law could delay or prevent a change of control that you may favor or may impede the ability of the holders of our common stock to change our management.

        In particular, the provision of our articles of incorporation and Code of Regulations, among other things:

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  require a majority vote of the holders of cumulative preference stock to approve certain transactions;

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  divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms;

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  limit the right of shareholders to remove directors, fill vacancies and increase or reduce the number of directors;

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  regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and

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  authorize our board of directors to issue cumulative preference stock in one or more series, without shareholder approval.

        Our shareholder rights plan also makes an acquisition of a controlling interest in GenCorp in a transaction not approved by our board of directors more difficult.

        Additionally, Ohio law provides certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed "control share acquisition" as defined in the statute.

        Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the "interested shares," as defined in the statute. See "Description of Capital Stock — Ohio Control Share Statute."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains information that is forward-looking within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including material contingencies as described in the notes to our audited and unaudited consolidated financial statements incorporated by reference into the prospectus. The outcome of forward-looking statements and material contingencies could differ materially from those discussed due to inherent economic risks and changes in prevailing governmental policies and regulatory actions. You should not place undue reliance on these statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "anticipates," "expects," "plans," "intends" and similar expressions. We base these statements on particular assumptions that we have made in the light of our experience in our industries, as well as our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider the information in this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements.

        Some important factors that could cause our actual results or the outcome of these forward-looking statements to differ from those expressed in this prospectus include, but are not limited to, the following:

  •
  the reaction of our employees, shareholders, customers and lenders to the restatement of certain of our financial statements, including any litigation arising out of such restatement;

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  general economic trends affecting our markets and product offerings;

  •
  changes in the short-term and long-term plans of major customers and potential customers;

  •
  governmental and regulatory policies, including environmental regulations, and increases in the amount or timing of environmental remediation and compliance costs;

  •
  an unexpected adverse result or required cash outlay in any toxic tort or other environmental or other litigation, proceeding or investigation pending against us;

  •
  our acquisition and disposition of businesses and joint venture activities;

  •
  vehicle sales and production rates of major automotive programs in the United States and abroad, particularly vehicles for which we supply components;

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  the level of funding secured by the U.S. Department of Defense and the National Aeronautics and Space Administration, or NASA, for aerospace and defense programs for which we are a supplier;

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  future funding for commercial launch vehicles and propulsion systems;

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  our ability to achieve the anticipated savings from the restructuring and other financial management programs that we have implemented;

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  our ability to successfully complete the entitlement process and related pre-development activities for our real estate;

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  the market for our real estate in California;

  •
  fluctuations in currency exchange rates and other risks associated with foreign operations;

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  our ability to satisfy contract performance criteria;

  •
  our ability to maintain a high level of product performance, particularly related to the continued success of our launch vehicle propulsion platforms;

  •
  an adverse decision in any patent infringement suit, or settlement of a patent infringement suit impacting our right to utilize technology, particularly in our fine chemicals segment;

  •
  intense competition from competitors in each of our businesses;

  •
  pricing pressures from our major customers, particularly in our GDX Automotive segment;

  •
  potential liabilities which could arise from any release or explosion of dangerous materials;

  •
  work stoppages at one or more of our facilities or at a facility of one of our significant customers; and

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  cost escalation and availability of suitable energy sources in the locations where we operate, particularly in Northern California, which has experienced power shortages in the recent past.

        These and other risks are described above in more detail under "Risk Factors." Additional risks may be described from time to time in our filings with the Securities and Exchange Commission. All of these risk factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table shows the earnings to fixed charges of GenCorp for the six months ended May 31, 2002 and for each of the five most recent fiscal years.

		Year ended November 30,
	Six Months ended May 31, 2002
		2001	2000	1999	1998	1997
Ratio of earnings to fixed charges	1.8	4.4	5.2	10.1	8.5	4.9

        For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest expense.

USE OF PROCEEDS

        All sales of the notes or common stock issuable upon conversion of the notes will be by or for the account of the selling security holders listed in this prospectus or any prospectus supplement. We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes.

        The aggregate net proceeds from the initial private placements of the notes, after deduction of underwriting discounts and expenses, were approximately $144 million. We used those net proceeds as follows:

  •
  $25 million to repay in full outstanding loans under our Tranche C term loan facility; and

  •
  $119 million to repay outstanding borrowings under our revolving credit facility.

        The Tranche C term loans accrued interest at a rate of 8.25% per annum as of February 28, 2002 and were scheduled to mature on December 28, 2004.

        The borrowings repaid under our revolving credit facility accrued interest at an average rate of 5.40% per annum as of February 28, 2002 and would have matured on December 28, 2005. Amounts repaid under the revolving credit facility may be reborrowed at any time or from time to time and borrowings may be used for any purpose, subject only to the limitations contained in that facility.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the trading symbol "GY." The following table lists, on a per share basis for the periods indicated, the high and low closing sale prices for the common stock as reported by the New York Stock Exchange:

	Common Stock Price
Fiscal Year Ended November 30,
	High	Low
2000
First Quarter	$11.00	$6.75
Second Quarter	$10.56	$6.94
Third Quarter	$9.94	$6.88
Fourth Quarter	$9.56	$7.31
2001
First Quarter	$12.50	$7.81
Second Quarter	$12.45	$10.06
Third Quarter	$14.20	$11.65
Fourth Quarter	$13.10	$10.95
2002
First Quarter	$14.78	$10.64
Second Quarter	$15.95	$10.95
Third Quarter (through July 12, 2002)	$14.35	$11.70

        As of May 30, 2002, there were 14,188 holders of record of the common stock. On July 12, 2002, the last reported sale price of the common stock as quoted on the New York Stock Exchange was $11.90 per share.

        During each quarter in 2000 and 2001 and for the first and second quarters of 2002, we paid a quarterly cash dividend on our common stock of $0.03 per share.

        We have paid cash dividends every quarter since 1937. Our Board of Directors considers the payment of dividends based upon the earnings and financial condition of the company, as well as other relevant considerations. Our senior credit facilities impose limitations on the payment of dividends.

CAPITALIZATION

        The following table sets forth, as of May 31, 2002, our consolidated capitalization.

May 31, 2002
(unaudited) (in millions)
Cash and cash equivalents	$36

Long-term debt, including current maturities:
Senior credit facilities:
Revolving loan facility(1)	$33
Tranche A term loans	81

Total senior credit facilities	114
8 3/4% Convertible Subordinated Notes due 2007	150
Other	7

Total long-term debt, including current maturities	271

Shareholders' equity:
Preference stock, par value of $1.00; 15.0 million shares authorized, none issued or outstanding	—
Common stock, par value of $0.10; 150.0 million shares authorized; 43.0 million shares issued, 42.7 million shares outstanding	4
Other capital	12
Retained earnings	337
Accumulated other comprehensive loss, net of income taxes	(24)

Total shareholders' equity	329

Total capitalization	$600

(1)
At May 31, 2002, we had approximately $23 million of letters of credit outstanding under our $137 million revolving credit facility and therefore had approximately $81 million of borrowing availability under that facility.

DESCRIPTION OF NOTES

        The notes were issued under an indenture between GenCorp Inc. and The Bank of New York, as trustee. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents by writing to us at the address shown under the caption "Where You Can Find More Information And Incorporation by Reference." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "ours" and "GenCorp" include only GenCorp Inc. and not its subsidiaries.

General

        We issued notes having a principal amount of $150,000,000 in private transactions on April 5, 2002 and April 17, 2002. The notes are unsecured, subordinated obligations of GenCorp and will mature on April 15, 2007, unless earlier redeemed at our option as described under "—Optional Redemption of the Notes" or repurchased by us at a holder's option upon a change of control of GenCorp as described under "—Right to Require Purchase of Notes upon a Change of Control." Interest on the notes will accrue at the rate of 5.75% per annum and will be payable semiannually in arrears on April 15 and October 15 of each year, commencing on October 15, 2002. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the notes on the immediately preceding March 31 and September 30, or if such day is not a business day, on the next succeeding business day. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The indenture does not contain any restriction on:

  •
  the payment of dividends;
  •
  the issuance of Senior Indebtedness, as defined below, or other indebtedness; or
  •
  the repurchase of securities of GenCorp;

and does not contain any financial covenants. Other than as described under "—Right to Require Purchase of Notes upon a Change of Control," the indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change of control of GenCorp.

        We will pay the principal of, premium, if any, and interest on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. Except under the limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

Conversion Rights

        A holder may, at any time after July 5, 2002 and before the close of business on the business day immediately preceding the maturity date, convert a note or any portion of a note, if the portions are $1,000 or whole multiples of $1,000, into shares of our common stock initially at the conversion price stated on the cover page of this prospectus. This conversion price is equivalent to an initial conversion rate of approximately 54.2888 shares per $1,000 principal amount of notes. The right to convert a note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for redemption, unless we default in making the payment due on the redemption date. For information as to notices of redemption, see "—Optional Redemption of the Notes." If a holder of a note has delivered notice of its election to have the note repurchased as a result of a Change of Control, the note may be converted only if the notice of election is withdrawn as described under "—Right to Require Purchase of Notes upon a Change of Control."

        We will adjust the conversion price if, without duplication:

          (1)  we issue common stock as a dividend or distribution on our common stock;

          (2)  we subdivide, combine or reclassify our common stock;

          (3)  we issue to substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;

          (4)  we distribute to substantially all holders of common stock evidences of our indebtedness, shares of capital stock, other than common stock, securities, cash, property, rights, warrants or options, excluding:

    •
    those rights or options referred to in clause (3) above;
    •
    any dividend or distribution paid exclusively in cash not referred to in clause (5) below; and
    •
    any dividend or distribution referred to in clause (1) above;

          (5)  we make a cash distribution to substantially all holders of our common stock, that together with all other all-cash distributions and consideration payable in respect of any repurchase, including by way of tender or exchange offer, by us or one of our subsidiaries for our common stock made within the preceding twelve months, exceeds 10% of our aggregate market capitalization; or

          (6)  we complete a repurchase, including by way of a tender or exchange offer, of our common stock which involves an aggregate consideration that, together with:

    •
    any cash and other consideration payable in respect of any repurchase, including by way of a tender or exchange offer, by us or one of our subsidiaries for our common stock concluded within the preceding twelve months; and
    •
    the amount of any and all cash distributions to all holders of our common stock made within the preceding twelve months;

  exceeds 10% of our aggregate market capitalization on the date of any such repurchase or the expiration of any such tender or exchange offer.

        In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion price will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

        We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, any adjustments that are less than 1% of the conversion price will be taken into account in any subsequent adjustment.

        If our common stock is converted into the right to receive other securities, cash or other property as a result of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each note then outstanding will, without the consent of any holders of notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to the transaction if the holder had converted the note.

        We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the market price of our common stock at the time of conversion.

        Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the note being surrendered. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and interest payment date.

        If we make a distribution to our shareholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the notes.

        In addition, we may make any reductions in the conversion price that our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.

Subordination

        The payment of the principal of, premium, if any, and interest on the notes is, to the extent described in the indenture, subordinated in right of payment to the prior payment in full of all our Senior Indebtedness. The holders of all Senior Indebtedness will first be entitled to receive payment in full in cash of all amounts due or to become due on the Senior Indebtedness, or provision for payment in cash or cash equivalents, before the holders of the notes will be entitled to receive any payment in respect of the notes, when there is a payment or distribution of assets to creditors upon our:

  •
  liquidation;
  •
  dissolution;
  •
  winding up;
  •
  reorganization;
  •
  assignment for the benefit of creditors;
  •
  marshaling of assets;
  •
  bankruptcy;
  •
  insolvency; or
  •
  similar proceedings.

        In addition, our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to provide us with the funds to satisfy our payment obligations. As a result, the notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of May 31, 2002, we had approximately $114 million of indebtedness outstanding to which the notes would have been subordinated and our subsidiaries had approximately $685 million of indebtedness and other liabilities outstanding, including trade debt but excluding pension liabilities, to which the notes would have been effectively subordinated.

        No payment on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to Senior Indebtedness has occurred and is continuing. If (1) there is a default on any Designated Senior Indebtedness other than a payment default that occurs that permits the holders of that Designated Senior Indebtedness to accelerate its maturity and (2) the trustee and GenCorp receive the notice required by the indenture, no payments may be made on the notes for up to 179 days in any 365-day period unless the default is cured or waived. By reason of this subordination, in the event of our insolvency, holders of the notes may recover less ratably than holders of our Senior Indebtedness. We may be required to obtain the consent of holders of Senior Indebtedness prior to redeeming the notes or satisfying or discharging our obligations under the indenture prior to the maturity of the notes.

        "Senior Indebtedness" means the principal of, premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect of, and any other payments due pursuant to, any of the following, whether outstanding as of the date of the indenture or incurred or created thereafter, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness shall not be senior in right of payment to the notes:

  •
  all of our indebtedness, obligations and other liabilities, contingent or otherwise, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement, including, without limitation, all amounts outstanding from time to time under the Credit Agreement;
  •
  all of our noncontingent obligations (1) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (2) under interest rate swaps, caps, collars, options, and similar arrangements, and (3) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract or other foreign currency hedge;
  •
  all of our obligations for the payment of money relating to capital lease obligations; and
  •
  any liabilities of our subsidiaries described in the preceding clauses that we have guaranteed or which are otherwise our legal liability; and
  •
  renewals, extensions, refundings, refinancings, restructurings, amendments and modifications of any such obligations.

provided, however, that in no event shall Senior Indebtedness include (a) indebtedness or other obligations owed to any of our subsidiaries or affiliates, (b) trade account payables incurred in the ordinary course of business, (c) any liabilities for taxes owed or owing by us or any of our subsidiaries or (d) our obligations under the notes.

        "Credit Agreement" means the Credit Agreement, dated as of December 28, 2000, among us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) for itself and as administrative agent for the other lenders party thereto from time to time, as that agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise, modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring, including increasing the amount of available borrowings thereunder, all or any portion of the indebtedness under that agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Designated Senior Indebtedness" means (i) indebtedness under or in respect of the Credit Agreement, and (ii) any other indebtedness constituting Senior Indebtedness which, at the time of determination, has an aggregate principal amount of at least $25 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by GenCorp. The instrument, agreement or other document evidencing any Designated Senior Indebtedness may place limitations and conditions of the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.

        As of February 28, 2002, after giving pro forma effect to the sale of the notes and the application of the net proceeds, we would have had $91 million of indebtedness and other obligations that would have constituted Senior Indebtedness. We expect from time to time to incur additional indebtedness and obligations that will constitute Senior Indebtedness. The indenture does not limit or prohibit us from incurring additional Senior Indebtedness or other indebtedness.

Optional Redemption of the Notes

        At any time on or after April 22, 2005, we may redeem the notes in whole, or from time to time, in part, at our option upon not less than 30 days nor more than 60 days' notice if the trading price of our common stock for 20 trading days in a period of 30 consecutive trading days ending on the day prior to the mailing of notice of redemption exceeds 125% of the conversion price of the notes. The redemption price, expressed as a percentage of the principal amount, will be as follows:

Redemption Period	Redemption Price
April 22, 2005 through April 14, 2006	101.0%
April 15, 2006 through April 14, 2007	100.5%

        If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed on a pro rata basis, by lot or by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of its notes, the converted portion will be deemed to first be the portion selected for redemption.

Mandatory Redemption

        Except as set forth below under "—Right to Require Purchase of Notes upon a Change of Control," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

Right to Require Purchase of Notes upon a Change of Control

        If a Change of Control, as defined below, occurs, each holder of notes may require that we repurchase the holder's notes on the date fixed by us that is not less than 45 nor more than 60 days after we give notice of the Change of Control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of repurchase.

        "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of GenCorp and its subsidiaries, taken as a whole, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act, which for purposes of this definition will constitute a "group"; (ii) the approval by the holders of capital stock of GenCorp of any plan or proposal for the liquidation or dissolution of GenCorp, whether or not otherwise in compliance with the provisions of the applicable indenture; (iii) any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 45% of the aggregate ordinary voting power represented by GenCorp's issued and outstanding Voting Stock of, or any successor to, all or substantially all of GenCorp's assets; or (iv) the first day on which a majority of the members of GenCorp's board of directors are not Continuing Directors.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of GenCorp and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require GenCorp to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of GenCorp and its subsidiaries taken as a whole to another person or group may be uncertain.

        "Continuing Directors" means, as of any date of determination, any member of the board of directors of GenCorp who (i) was a member of such board of directors on the date of the original issuance of the notes or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

        "Voting Stock" means stock or securities of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

        On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

        We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to repurchase the notes when required under the preceding paragraph, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

        On or before the 30th day after the Change of Control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the Change of Control, stating:

  •
  the repurchase date;
  •
  the date by which the repurchase right must be exercised;
  •
  the repurchase price for the notes; and
  •
  the procedures which a holder of notes must follow to exercise the repurchase right.

        To exercise the repurchase right, the holder of a note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

        The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a Change of Control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. The repurchase right resulted from negotiations between GenCorp and the initial purchasers. It is not part of any plan by management to adopt a series of anti-takeover provisions and GenCorp has no present intention to engage in a transaction that would result in a Change of Control, although it is possible that GenCorp may decide to do so in the future. In addition, the repurchase feature may not necessarily afford you protection in the event of a highly leveraged transaction, including acquisitions, mergers, refinancings, restructurings, recapitalizations and other similar transactions, involving GenCorp. We could in the future enter into these types of transactions that would not necessarily constitute a Change of Control but would increase the amount of our Senior Indebtedness or other indebtedness. Moreover, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases.

        The Credit Agreement prohibits, and other future agreements relating to Senior Indebtedness to which GenCorp becomes a party may prohibit, GenCorp from purchasing any notes following a Change of Control. In addition, the Credit Agreement provides, and other future agreements relating to Senior Indebtedness to which GenCorp becomes a party may provide, that certain change of control events with respect to GenCorp would constitute a default thereunder. In the event a Change of Control occurs at a time when GenCorp is prohibited from purchasing notes, GenCorp could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If GenCorp does not obtain such a consent or repay such borrowings, GenCorp will remain prohibited from purchasing notes. GenCorp's failure to purchase tendered notes following a Change of Control would constitute an Event of Default under the indenture which, in turn, will constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

        If a Change of Control occurs and the holders exercise their rights to require us to repurchase notes, we will comply with the tender offer rules under the Exchange Act with respect to any repurchase to the extent applicable.

        The term "beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person in a single transaction or a series of transactions, unless:

  •
  we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee;
  •
  after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing; and
  •
  we or the surviving entity will have delivered to the trustee an opinion of counsel stating that the transaction or series of transactions and the supplemental indenture, if any, complies with the applicable provisions of the indenture.

        Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and will succeed to, and be substituted for, and may exercise every right and power of, GenCorp under the indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

Modification and Waiver

        We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may:

  •
  change the stated maturity of the principal of, or any installment of interest on, any note;
  •
  reduce the principal amount of, or the premium or rate of interest on, any note;
  •
  change the currency in which the principal of or any premium or interest on any note is payable;
  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;
  •
  adversely affect the right provided in the indenture to convert any note;
  •
  change the number of shares of common stock issuable upon the conversion of a note in a manner adverse to the holders of the notes other than in accordance with the terms of the indenture;
  •
  change the redemption provisions of the indenture in a manner adverse to the holders of the notes;
  •
  modify the subordination provisions of the indenture in a manner adverse to the holders of the notes;
  •
  modify the provisions of the indenture relating to our requirement to offer to repurchase notes upon a Change of Control in a manner adverse to the holders of the notes;
  •
  reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or
  •
  waive a default in the payment of principal of, or any premium or interest on, any note.

        The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

  •
  waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and
  •
  waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

        Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

  •
  to cure any ambiguity, omission, defect or inconsistency in the indenture;
  •
  to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;
  •
  to make any change that does not adversely affect the rights of any holder of the notes;
  •
  to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or
  •
  to complete or make provision for certain other matters contemplated by the indenture.

Events of Default

        Each of the following is an "event of default":

          (1)  failure to pay any interest upon any of the notes when due and payable, if the failure continues for 30 days;

          (2)  a default in the payment of the principal of and premium, if any, on any of the notes when due, including on a redemption date;

          (3)  failure to pay when due the principal of or interest on indebtedness for money borrowed by us or our subsidiaries in excess of $10 million, or the acceleration of that indebtedness that is not withdrawn within 30 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes;

          (4)  our failure to deliver shares of common stock within 15 days after such common stock is required to be delivered upon conversion of a note as provided in the indenture;

          (5)  a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied by the end of a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes; or

          (6)  events of bankruptcy, insolvency or reorganization of GenCorp or any Significant Subsidiary of GenCorp.

        If an event of default described in clauses (1), (2), (3), (4) or (5) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of and accrued interest on all notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (6) occurs, the principal amount of and accrued interest on the outstanding notes will automatically become immediately due and payable.

        "Significant Subsidiary" means any subsidiary or group of subsidiaries which has (i) consolidated assets or in which GenCorp and its other subsidiaries have investments, equal to or greater than 10% of the total consolidated assets of GenCorp at the end of its most recently completed fiscal year; or (ii) consolidated gross revenue equal to or greater than 10% of the consolidated gross revenue of GenCorp for its most recently completed fiscal year.

        Within 30 days after a default, the trustee must give to the registered holders of notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption obligation.

        The holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert a note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the notes unless it complies with the conditions provided in the indenture, including:

  •
  holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy; and
  •
  holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

        We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

Book-Entry, Delivery and Form

        The notes were sold to the initial purchasers in a transactions exempt from the registration requirements of the Securities Act and were issued in the form of one or more global notes. The notes were resold to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A. The global notes were deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. DTC is the initial depositary. Investors may hold their interests in a global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Notes in definitive certificated form will be issued only in limited circumstances described below.

        Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        DTC has advised us that DTC is:

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  a limited-purpose trust company organized under the New York Banking Law;
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  a "banking organization" within the meaning of the New York Banking Law;
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  a member of the Federal Reserve System;
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  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and
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  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        We have provided the following description of the operations and procedures of DTC, solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by it from time to time. Neither GenCorp, the initial purchasers nor the trustee takes any responsibility for those operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

        Pursuant to the procedures established by DTC (1) upon the issuance of the global notes, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of participants and

(2) ownership of beneficial interests in the global notes is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants' interests, and the participants, with respect to the owners of beneficial interests in the global notes other than participants. The accounts to be credited will be designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants.

        The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

        So long as DTC or its nominee is the registered holder and owner of a global note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the Indenture and the notes. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

        Neither GenCorp nor the trustee has any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

        We will make payments of the principal of, and interest on, the notes represented by a global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

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  any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global note;
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  maintaining, supervising or reviewing any records relating to the beneficial ownership interests;
  •
  any other aspect of the relationship between DTC and its participants; or

  •
  the relationship between the participants and indirect participants and the owners of beneficial interests in a global note.

        Unless and until it is exchanged in whole or in part for definitive notes, a global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

        Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in a global note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

        We expect that DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose accounts at the DTC interests in a global note are credited and only in respect of the portion of the aggregate the principal amount of the notes as to which the participant or participants has or have given direction. However, if there is an event of default under the notes, DTC will exchange the global notes for definitive notes, which it will distribute to its participants. These definitive notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling or unable to continue as a depositary for global notes or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive notes in exchange for the global notes. The definitive notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

Governing Law

        The indenture and the notes are governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 150.0 million shares of common stock, par value $0.10 per share, and 15.0 million shares of cumulative preference stock, par value $1.00 per share 575,000 shares of which are designated as Series A cumulative preference stock. At June 25, 2002, approximately 43.2 million shares of common stock and no shares of cumulative preference stock were outstanding.

Common Stock

        Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our Board of Directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any cumulative preference stock. Our senior credit facilities, however, impose some limitations on our ability to pay to dividends.

        Except as otherwise provided by law or stated below, the holders of our common stock are entitled to one vote for each share held on all matters as to which shareholders are entitled to vote, voting jointly as a single class with the holders of shares of cumulative preference stock, without regard to series. The holders of our common stock do not have cumulative voting rights. The holders of our common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Cumulative Preference Stock

        Our cumulative preference stock may be issued from time to time in one or more series with such distinctive serial designations as are fixed by our Board of Directors and with such rights, preferences and limitations as are fixed by the Board of Directors or required by law. Satisfaction of dividend preferences of any outstanding cumulative preference stock would reduce the amount of funds available for the payment of dividends on our common stock. In addition, holders of cumulative preference stock would be entitled to receive a preferential payment before any payment can be made to holders of common stock in the event of our voluntary or involuntary liquidation, dissolution or winding up.

        Subject to limited exceptions, in addition to the right to vote as a single class together with the common stock for the election of directors and on all other matters submitted to a vote of the holders of common stock including the lease, sale, exchange, transfer or other disposition of all or substantially all of our property, assets or business or our consolidation or merger with or into another corporation, the affirmative vote of the holders of a majority of the cumulative preference stock, voting separately as a class, and in some cases by series, is required to effect or validate some actions, including, among other things:

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  the authorization or creation of any stock, or any security convertible into stock, ranking prior to the cumulative preference stock,

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  an increase in the number of authorized shares of cumulative preference stock or of any other stock of any class ranking prior to or on a parity with the cumulative preference stock or of any security convertible into stock of any class ranking prior to or on parity with the cumulative preference stock, or

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  the sale, lease or conveyance of all or substantially all of our property or business, or a consolidation or merger with any other company.

        The affirmative vote of the holders of a super majority of the cumulative preference stock, voting separately as a class, and in some cases by series, is required for the alteration, amendment, or repeal of any provision of our Articles of Incorporation or specified provisions our Code of Regulations which would adversely affect the rights or preferences of that stock or series.

        If the payment of six quarterly dividends, whether or not consecutive, is in default, the holders of the cumulative preference stock, voting separately as a class, in addition to all other voting rights, are entitled to call a special meeting of shareholders to elect two additional members to our Board of Directors. When all dividends on the cumulative preference stock in default have been paid, the holders power to elect the two additional directors at subsequent elections of directors becomes null and void unless and until a new default occurs. The holders of cumulative preference stock do not have cumulative voting rights or any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or securities convertible into our stock.

        Although the cumulative preference stock is designed to give us more flexibility in meeting our financial needs from time to time, the issuance of cumulative preference stock could have anti-takeover effects. The authority of the Board of Directors to issue additional cumulative preference stock could be used to dilute stock ownership of a person or entity seeking to take control of our company. The cumulative preference stock could be issued to persons or entities who would support the Board of Directors in opposing a takeover bid that the Board determines is not in our best interests or the best interest of our shareholders and employees.

        The cumulative preference stock of any series may be redeemed in whole or in part, at our option, by vote of the Board of Directors, or by operation of any sinking fund provided for in any particular series of cumulative preference stock, at the time, or from time to time, at the redemption price or the respective redemption prices fixed by the Board of Directors or the sinking fund provisions as provided in the Articles of Incorporation upon notice given as provided in the Articles.

Shareholder Rights Plan

        In January 1997, the Board of Directors extended our Shareholder Rights Plan for 10 years. When the Shareholder Rights Plan was originally adopted in 1987, the directors declared a dividend of one Preferred Share Purchase Right, or Right, on each outstanding share of common stock, payable to shareholders of record on February 27, 1987. Rights outstanding as of November 30, 2001 and 2000 totaled 43.1 million and 42.4 million, respectively. The Shareholder Rights Plan provides that, under the circumstances described below, each Right will entitle shareholders to buy one one-hundredth of a share of a new Series A Cumulative Preference Stock at an exercise price of $100. The Rights are exercisable only if a person or group acquires 20% or more of our common stock or announces a tender or exchange offer that will result in the person or group acquiring 30% or more of the common stock. We are entitled to redeem the Rights at two cents per Right at any time until 10 days after a 20% position has been acquired, unless the Board of Directors elects to extend that time period. However, no extension may exceed 30 days. If we are involved in specified transactions after the Rights become exercisable, a holder of Rights, other than Rights beneficially owned by a shareholder who has acquired 20% or more of our common stock, which Rights become void in that circumstance, is entitled to buy a number of the acquiring company's common shares, or our common stock, the case may be, having a market value of twice the exercise price of each Right. The exercise or the Rights could, therefore, potentially have a dilutive effect. The Rights under the extended Shareholder Rights Plan expire on February 18, 2007. Until a Right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a shareholder or to receive dividends.

        As of November 30, 2001, 575,000 shares of $1.00 par value Series A Cumulative Preference Stock were reserved for issuance upon exercise of Preferred Share Purchase Rights.

Anti-takeover Provisions in Our Charter and Bylaws

        Pursuant to our Articles of Incorporation, the Board of Directors is divided, with respect to the terms for which the directors severally hold office, into three classes as nearly equal in number as the total number of directors constituting the whole Board of Directors permits, with the three-year term of office of one class of directors expiring each year. This provision may be amended only by the affirmative vote of not less than 80% of our total voting power. In addition, our Code of Regulations, or by-laws, provide that:

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  directors may be removed, with or without cause, only by the affirmative vote of the holders of not less than 80% of our voting power entitled to elect directors in place of those being removed.

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  the Board of Directors may fix the number of directors within a range of seven to seventeen directors, to the extent consistent with applicable law, and

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  the size of the Board of Directors may be increased or decreased within that range only by the affirmative vote of a majority of the Board or by the holders of not less than 80% of our voting power

        Our Code of Regulations also contains provisions relating to the size of, and filling vacancies on, the Board of Directors and the removal of directors which may be amended only by the affirmative vote of not less than 80% of our voting power. Subject to compliance with this restriction, the provisions of our Code of Regulations may be amended at a meeting of the shareholders by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on the proposal, or by the written consent of the holders of record of shares entitling them to exercise two-thirds of the voting power on such proposal, subject to certain exceptions.

        Although these provisions are intended to encourage potential acquiring persons to negotiate with our Board of Directors and to provide for continuity and stability of management, the combination of the provisions in our Articles of Incorporation and Code of Regulations may have an anti-takeover effect. By making it more time consuming for a substantial shareholder to gain control of the Board, these provisions may render more difficult, and may discourage, a proxy contest or the assumption of control of us or the removal of the incumbent Board of Directors.

Ohio Control Share Statute

        Section 1701.831 of the General Corporation Law of the State of Ohio requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within 10 days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all "interested shares." Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation. Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to a corporation. The Articles of Incorporation and Code of Regulations contain a provision opting out of this statute.

        Chapter 1704 of the General Corporation Law of the State of Ohio prohibits certain corporations from engaging in a "chapter 1704 transaction" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

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  the articles of incorporation expressly provide that the corporation is not subject to the statute, and we have not made this election, or

  •
  the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired. After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A Chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person's beneficially owned shares that are not then outstanding. The application of Chapter 1704 and Section 1701.831 may have the effect of delaying, deferring or preventing a change of control involving our company.

IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following is a discussion of the material United States federal income tax consequences to U.S. and non-U.S. holders, as defined below, and U.S. estate tax consequences to non-U.S. holders, relating to the purchase, ownership and disposition of the notes and of the common stock into which the notes may be converted. For purposes of this discussion, the Internal Revenue Service is referred to as the "IRS."

        This discussion:

  •
  does not purport to be a complete analysis of all the potential tax consequences that may be material to an investor based on its particular tax situation;

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  is based on the provisions of the Internal Revenue Code of 1986, as amended, which is referred to in this discussion as the "Code," the applicable Treasury Regulations promulgated or proposed under the Code, which are referred to in this discussion as the "Treasury Regulations," and judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis;

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  deals only with the beneficial owner, or "holder," of a note that will hold notes and common stock into which the notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code);

  •
  does not address tax consequences applicable to holders that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, nonresident aliens subject to the tax on expatriates under Section 877 of the Code, pension funds, insurance companies, dealers in securities or foreign currencies, traders who elect to mark to market their securities, persons that will hold notes as a position in a hedging or constructive sale transaction, "straddle" or "conversion" or other integrated transaction for tax purposes, or persons that have a "functional currency" other than the U.S. dollar; and

  •
  discusses only the tax consequences applicable to the initial investors purchasing the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax consequences applicable to subsequent purchasers of the notes.

        We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS will agree with those statements and conclusions. In addition, the IRS may successfully assert a contrary position. This discussion does not consider the effect of any applicable foreign, state, local or other tax laws.

        As used in this prospectus, the term "U.S. holder" means a beneficial owner of a note or of common stock into which a note is converted that is, for United States federal income tax purposes:

  •
  a citizen or individual resident of the United States;

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  a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any state;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions, or a trust in existence on August 20, 1996 and treated as a United States person before this date that timely elected to continue to be treated as a United States person.

        If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest you consult your tax advisor.

        The term "non-U.S. holder" means any holder that is not a U.S. holder.

        Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Federal Tax Considerations Applicable to U.S. Holders

        Interest on Notes.    Interest paid on the notes will be taxable to a U.S. holder as ordinary interest income when received or accrued, in accordance with the holder's method of tax accounting. In general, if a holder of a debt instrument may receive payments that exceed by more than a de minimus amount the issue price of the instrument, other than fixed periodic interest, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes will not be issued with original issue discount. We are obligated to pay liquidated damages to holders of the notes in circumstances described under "Description of the Notes." According to Treasury Regulations, the possibility of an additional payment on the notes will not affect the amount of interest income recognized by a holder, or the timing of this recognition, if the likelihood of the additional payment is remote as of the date of the debt obligations are issued. We believe that the likelihood of the payment of liquidated damages is remote and do not intend to treat this possibility as creating original issue discount on any note. Notwithstanding the above, if liquidated damages are paid, the payments will be treated by us as interest income to the holder. Similarly, we intend to take the position that the likelihood of a redemption or a repurchase upon a "change of control" is remote under the Treasury Regulations, and likewise we do not intend to treat the possibility of such a redemption or repurchase as creating original issue discount on any note.

        Constructive Dividend.    Some corporate transactions, such as distributions of assets to holders of common stock, may cause a deemed distribution to the holders of the notes if the conversion price or conversion ratio of the notes is adjusted to reflect the corporate transaction. These deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "—Dividends on Shares of Common Stock."

        Deductibility of Interest.    Generally, under Section 279 of the Code, an interest deduction may not be permitted with respect to some "corporate acquisition indebtedness." Corporate acquisition indebtedness includes any indebtedness that is:

  •
  issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation;

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  subordinated to the claims of trade creditors of the issuing corporation generally or expressly subordinated to any substantial amount of unsecured indebtedness, whether outstanding or subsequently issued, of the issuing corporation;

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  convertible directly or indirectly into the stock of the issuing corporation; and

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  issued by a corporation that has a debt to equity ratio that exceeds 2 to 1 or as to which the projected earnings do not exceed three times the annual interest to be paid or accrued by the corporation.

        Our ability to deduct all of the interest payable on the notes will depend on the application of the foregoing tests to us. The application of these rules is subject to uncertainties and depends on various factual matters, so that there is no assurance that Section 279 will not apply.

        Conversion of Notes.    A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock, except to the extent the common stock is considered attributable to accrued interest not previously included in income, which is taxable as ordinary income, or with respect to cash received instead of a fractional share of common stock. The holder's tax basis in common stock received upon conversion of a note will be the same as the holder's adjusted tax basis of the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period of the common stock received upon conversion generally will include the holding period of the note converted. However, a holder's tax basis in shares of common stock considered attributable to accrued interest as described above generally will equal the amount of the accrued interest included in income, and the holding period for those shares will begin as of the date of conversion of the notes.

        Cash received instead of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash instead of a fractional share of common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

        Dividends on Shares of Common Stock.    Distributions on shares of common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid to holders that are U.S. corporations may qualify for the dividends-received deduction.

        To the extent that a U.S. holder receives a distribution on shares of common stock that would otherwise constitute a dividend for U.S. federal income tax purposes but that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of common stock. Any distribution in excess of the holder's basis in the shares of common stock will be treated as capital gain.

        Sale or Exchange of Notes or Shares of Common Stock.    In general, a U.S. holder of notes will recognize gain or loss upon the sale, redemption, retirement or other disposition of the notes measured by the difference between:

  •
  the amount of cash and the fair market value of any property received, except to the extent attributable to the payment of accrued interest; and

  •
  the U.S. holder's tax basis in the notes.

A U.S. holder's tax basis in notes generally will equal the cost of the notes to the holder.

        In general, each U.S. holder of common stock into which the notes have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the common stock under rules similar to those applicable to the notes. Special rules may apply to redemptions of the common stock which may result in an amount paid being treated as a dividend. Gain or loss on the disposition of the notes or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the notes or the common stock disposed of exceeded one year.

Federal Tax Considerations Applicable to Non-U.S. Holders

        Interest on Notes.    Generally, interest paid on the notes to a non-U.S. holder will not be subject to U.S. federal income tax if:

  •
  the interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder;

  •
  the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote and is neither a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code, nor a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

  •
  the beneficial owner, under penalty of perjury, certifies that the beneficial owner is not a U.S. person and provides the beneficial owner's name and address.

        The certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under Treasury regulations, the certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners, or other intermediaries, provided that the intermediary has entered into a withholding agreement with the IRS and other conditions are met. A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. Corporate non-U.S. holders that receive interest income that is effectively connected with the conduct of a trade or business within the United States may also be subject to an additional "branch profits" tax on such income. Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of withholding. A non-U.S. holder and any entities, partners, shareholders or other beneficiaries of non-U.S. holders may be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding under applicable income tax treaties. A non-U.S. holder can meet the certification requirements under this paragraph by providing a form W-8 BEN or appropriate substitute to us or our agent.

        Constructive Dividend.    As discussed above, an adjustment to the conversion price of the notes could possibly give rise to a deemed distribution to holders of the notes. See "Federal Tax Considerations Applicable to U.S. Holders—Constructive Dividends" above. With respect to non-U.S. holders, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "Federal Tax Considerations Applicable to Non-U.S. Holders—Dividends on Shares of Common Stock" below.

        Deductibility of Interest.    Deductibility of interest on the notes is discussed above.

        Conversion of Notes.    A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of common stock. To the extent the common stock received on conversion is considered attributable to accrued interest not previously included in income, such stock will be treated as interest under the rules described above. See "Federal Tax Considerations Applicable to Non-U.S. Holders—Interest on Notes" above. To the extent a non-U.S. holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock.

        Dividends on Shares of Common Stock.    Generally, any distribution on shares of common stock to a non-U.S. holder will be subject to U.S. federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder, in which case the dividend will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. Corporate non-U.S. holders that receive dividend income that is effectively connected with the conduct of a trade or business within the United States also may be subject to an additional "branch profits" tax on such income. Non-U.S. holders should consult any applicable income tax treaties, which may provide reduced rates of withholding. A non-U.S. holder and any entities, partners, shareholders or other beneficiaries of non-U.S. holders may be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding under applicable income tax treaties.

        Sales or Exchange of Notes or Shares of Common Stock.    A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale or other disposition of the notes or shares of common stock unless:

  •
  the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder; or

  •
  in the case of a non-U.S. holder who is a nonresident alien individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year; or

  •
  if the rules of the Foreign Investment in Real Property Tax Act, or (FIRPTA), as described below, treat the gain as effectively connected with a U.S. trade or business; or

  •
  cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above. See "Federal Tax Considerations Applicable to Non-U.S. Holders—Interest on Notes"

        Federal Estate Taxes.    A note beneficially owned by an individual who is a non-U.S. holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of such individual's death, provided that:

  •
  the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Code; and

  •
  interest payments with respect to such note would not have been, if received at the time of the individual's death, effectively connected with the conduct of a U.S. trade or business by the individual.

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death will be included in such individual's estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

        United States Real Property Holding Corporations.    The discussion of the United States taxation of non-U.S. holders of notes and common stock assumes that we are at no relevant time a United States real property holding corporation within the meaning of the Code. Under present law, we would not be a United States real property holding corporation so long as the fair market value of our United States real property interests is less than 50% of the sum of the fair market value of our United States real property interests, our interests in real property located outside the United States, and our other assets which are used or held or used in a trade or business on certain determination dates. We believe that we are not a United States real property holding corporation and do not expect to become such a corporation.

        If we become a United States real property holding corporation, gain recognized by non-U.S. holders on a disposition of notes or common stock would be subject to United States federal income tax, including applicable withholding tax, in certain circumstances.

Information Reporting and Backup Withholding

        U.S. Holders.    Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the notes or shares of common stock made by us with respect to non-corporate U.S. holders. These holders generally will be subject to backup withholding currently at the rate of 30% unless the recipient of the payment supplies a taxpayer identification number and other information, certified under penalties of perjury, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. holder's federal income tax, upon furnishing the required information to the IRS.

        Non-U.S. Holders.    We will, where required, report to non-U.S. holders and to the IRS the amount of any principal, interest and dividends, if any, paid on the notes or shares of common stock. Under current United States federal income tax law, backup withholding tax will not apply to payments if the required certifications are received provided in each case that the payor, including a bank or its paying agent, as the case may be, does not have actual knowledge or reason to know that the payee is a United States person.

        Under Treasury Regulations, payments on the sale, exchange or other disposition of a note or shares of common stock effected at a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the beneficial owner is a United States person.

        Information reporting and backup withholding will apply to payments effected at a Untied States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to now that the beneficial owner is not entitled to an exemption.

        Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

        The notes were originally issued by us and sold to Deutsche Bank Securities Inc., Banc One Capital Markets, Inc. and ABN AMRO Rothschild LLC, to whom we refer to elsewhere in this prospectus as the "initial purchasers," in transactions exempt from the registration requirements of the federal securities laws. The initial purchasers resold the notes to persons reasonably believed by them to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion and/or redemption of the notes. Set forth below are the names of each selling securityholder, the principal amount of the notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which the notes are convertible, each to the extent known to us as of the date of this prospectus. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

        Any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

Name	Aggregate Principal Amount of Notes at Maturity that may be Sold	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock Registered Hereby(1)
Alpine Associates	$10,000,000	6.7%	—	542,888
Alpine Partners L.P.	700,000	*	—	38,002
American Samoa Government	17,000	*	—	922
American Skandia Trust	450,000	*	—	24,429
Aristeia International Limited	3,656,000	2.4%	—	198,479
Aristeia Trading LLC	1,094,000	*	—	59,391
Arkansas Teachers Retirement System	2,489,000	1.7%	—	135,124
Bancroft Convertible Fund, Inc.	1,625,000	1.1%	—	88,219
Bank Austria Cayman Islands, LTD	2,000,000	1.3%	—	108,577
Baptist Health of South Florida	393,000	*	—	21,335
B.C. McCabe Foundation	175,000	*	—	9,500
BP Amoco PLC Master Trust	623,000	*	—	33,821
CALAMOS Market Neutral Fund—CALAMOS Investment Trust	10,000,000	6.7%	—	542,888
Common Fund Event Driven Co., Ltd	39,000	*	—	2,117
Consulting Group Capital Markets Funds	500,000	*	—	27,144
Context Convertible Arbitrage Fund, L.P.	275,000	*	—	14,929
DeAm Convertirage Fund Ltd.	3,000,000	2.0%	—	162,866
DKR Fixed Income Holding Fund Ltd.	3,000,000	2.0%	—	162,866
Ellsworth Convertible Growth and Income Fund, Inc.	1,625,000	1.1%	—	88,219
Engineers Joint Pension Fund	241,000	*	—	13,083
Grace Brothers Ltd.	1,000,000	*	—	54,288
Grace Brothers Management LLC	2,500,000	1.7%	—	135,722
HFR CA Select Fund	300,000	*	—	16,286
Innovest Finanzdienstleistungs AG	327,000	*	—	17,752
Jeffries & Company Inc.	4,000	*	—	217

JMG Capital Partners, LP	1,000,000	*	—	54,288
JMG Triton Offshore Fund, Ltd.	1,000,000	*	—	54,288
KBC Financial Products USA Inc.	250,000	*	—	13,572
Levco Alternative Fund, Ltd	1,338,000	*	—	72,638
Lincoln National Global Asset Allocation Fund, Inc.	90,000	*	—	4,885
Lumberman's Mutual Casualty	358,000	*	—	19,435
McMahan Securities Co. L.P.	4,950,000	3.3%	—	268,729
Met Investors Bond Debenture Fund	500,000	*	—	27,144
Motion Pictures Industry	394,000	*	—	21,389
National Fuel Gas Company Retirement Plan	75,000	*	—	4,071
Nicholas Applegate Convertible Fund	1,151,000	*	—	62,486
Nomura Securities Intl. Inc.	6,000,000	2%	—	162,866
Oxford, Lord Abbett & Co.	700,00	*	—	38,002
Palladin Securities LLC	500,000	*	—	27,144
Physicians Life	131,000	*	—	7,111
Purchase Associates, L.P.	373,000	*	—	20,249
Putnam Asset Allocation Funds—Balanced Portfolio	780,000	*	—	42,345
Putnam Asset Allocation Funds—Conservative Portfolio	600,000	*	—	32,573
Putnam Convertible Income-Growth Trust	5,150,000	3.4%	—	279,587
Putnam Convertible Opportunities and Income Trust	200,000	*	—	10,857
Putnam Variable Trust—Putnam VT Global Asset Allocation Fund	180,000	*	—	9,771
Ramius LP	250,000	*	—	13,572
RCG Baldwin LP	500,000	*	—	27,144
RCG Halifax Master Fund, LTD	1,250,000	*	—	67,861
RCG Latitude Master Fund, LTD	1,500,000	1%	—	81,433
RCG Multi Strategy, LP	2,000,000	1.3%	—	108,577
Robertson Stephens	4,750,000	3.2%	—	257,871
San Diego City Retirement	784,000	*	—	42,562
San Diego County Convertible	1,185,000	*	—	64,332
San Diego County Employees Retirement Association	750,000	*	—	40,716
Screen Actors Guild Pension Convertible	361,000	*	—	19,598
SG Cowen Securities Corp.	15,500,000	10.3%	—	841,476
Sunrise Partners LLC	10,500,000	7%	—	570,032
The Class I C Company	2,250,000	1.5%	—	122,149
The Estate of James Campbell	201,000	*	—	10,912
The Hotel Union and Hotel Industry of Hawaii Pension Plan	187,000	*	—	10,152
The James Campbell Corporation	150,000	*	—	8143
Total Fina Elf Finance U.S.A., Inc.	100,000	*	—	5,428
TQA Master Fund Ltd.	1,175,000	*	—	63,789
Viacom Inc. Pension Plan Master Trust	19,000	*	—	1031
Wake Forest University	379,000	*	—	20,575

WPG Convertible Arbitrage Overseas Master Fund, L.P.	3,000,000	2.0%	—	162,866
Writers Guild — Industry Health Fund	213,000	*	—	11,563
Wyoming State Treasurer	694,000	*	—	37,676
Zazove Convertible Arbitrage Fund L.P.	250,000	*	—	13,572
Zazove Hedged Convertible Fund L.P.	650,000	*	—	35,287
Zazove Income Fund L.P.	600,000	*	—	32,573
Zurich Institutional Benchmarks Master Fund Ltd. (Care of Cede & Co.)	700,000	*	—	38,002
Zurich Institutional Benchmarks Master Fund Ltd. (Care of SSI Investment Management Inc.)	899,000	*	—	48,805
All other holders of notes or future transferees, pledgees, donees or successors of any such holders (2)(3)	27,450,000	18.3%	—	1,490,227

Total (4)	$150,000,000	100%	—	8,143,320

*
Less than 1%.
(1)
Assumes conversion of all of the holder's notes at a conversion rate of 54.2888 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under "Description of the Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)
Information about other selling securityholders will be set forth in supplements or amendments to this prospectus, if required.
(3)
Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)
Amounts may not sum due to rounding.

        The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus.

PLAN OF DISTRIBUTION

        The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the common stock covered by this prospectus.

        We will not receive any of the proceeds from the offering of notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering will be the purchase price of such notes or common stock less discounts and commissions, if any.

        The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholders will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        Our outstanding common stock is listed for trading on the New York Stock Exchange and the Chicago Stock Exchange.

        The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the notes of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        In addition, in connection with any resales of the notes, selling securityholders must deliver a prospectus meeting the requirements of the Securities Act. Selling securityholders may fulfill their prospectus delivery requirements with respect to the notes with this prospectus.

        The notes were issued and sold on April 5, 2002 and April 17, 2002 in transactions exempt from registration requirements of the federal securities laws to the initial purchasers. We have agreed to indemnify each initial purchaser, the directors, officers, partners, employees, representatives and agents of each initial purchaser and each selling securityholder including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling securityholder has agreed severally and not jointly, to indemnify us, our directors and officers and each person, if any, who controls us within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.

        The selling securityholders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to thc commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

        We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until April 17, 2004, or the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of notes and common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

        Jones, Day, Reavis & Pogue will opine for us upon the validity of the notes and the shares of common stock issuable upon conversion of the notes.

EXPERTS

        Ernst & Young LLP, independent auditors, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended November 30, 2001, as set forth in their report (which contains an explanatory paragraph that refers to the restatement of the consolidated financial statements for the years ended November 30, 2000 and 1999 as described in Note 2 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND
INCORPORATION BY REFERENCE

        We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file reports, proxy statements and other information relating to our business, financial condition and other matters with the Securities and Exchange Commission. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. Reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

        Copies of such material can be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the Securities and Exchange Commission. The address of such site is: http://www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

        We incorporate by reference our documents listed below and any future filings that we make with the Securities and Exchange Commission on or after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until completion of resale of all of the notes by the selling securityholders under this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended November 30, 2001 (File No. 1-1520);

  •
  Our Annual Proxy Statement dated March 8, 2002 (File No. 1-1520);

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended February 28, 2002 and May 31, 2002 (File No. 1-1520);

  •
  Our Current Reports on Form 8-K dated December 3, 2001, March 8, 2002, March 28, 2002, April 3, 2002, April 18, 2002, April 24, 2002, May 20, 2002 and June 25, 2002 (File No. 1-1520); and

  •
  the description of our capital stock contained in our Registration Statement on Form 10 dated May 20, 1935, as amended by Amendment No. 1 on Form 8, dated March 29, 1989 (File No. 1-1520).

        Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus.

        The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference.

        You may request a copy of these filings, or any or all of the documents incorporated into this prospectus by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents, or referred to in this prospectus. Requests should be directed to:

    GenCorp Inc.
    P. O. Box 537012
    Sacramento, California 95853-7012
    Attention: Secretary
    (916) 355-4000

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by us, are as follows:

SEC Registration Fee	$15,215
Legal Fees and Expenses	$15,000
Miscellaneous Expenses	$50,000

TOTAL	$80,215

Item 15. Indemnification of Directors and Officers.

        Article Two, Section 10 of the Code of Regulations of the Registrant concerns indemnification of the Registrant's directors and officers and provides as follows:

        "The Corporation shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member of the Board of Directors or an officer, employee, member, manager or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, limited liability company, or a partnership, joint venture, trust or other enterprise. The Corporation shall pay, to the full extent then required by law, expenses, including attorney's fees, incurred by a member of the Board of Directors in defending any such action, suit or proceeding as they are incurred, in advance of the final disposition thereof, and may pay, in the same manner and to the full extent then permitted by law, such expenses incurred by any other person. The indemnification and payment of expenses provided hereby shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under any law, the Articles of Incorporation, any agreement, vote of shareholders or disinterested members of the Board of Directors, or otherwise, both as to action in official capacities and as to action in another capacity while he or she is a member of the Board of Directors, or an officer, employee or agent of the Corporation, and shall continue as to a person who has ceased to be a member of the Board of Directors, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

        The Corporation may, to the full extent then permitted by law and authorized by the Board of Directors, purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, on behalf of or for any persons described in the preceding paragraph against any liability asserted against and incurred by any such person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such liability. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

        The Corporation, upon approval by the Board of Directors, may enter into agreements with any persons whom the Corporation may indemnify under this Code of Regulations or under law and undertake thereby to indemnify such persons and to pay the expenses incurred by them in defending any action, suit or proceeding against them, whether or not the Corporation would have the power under law or this Code of Regulations to indemnify any such person."

        Section 1701.13(E) of the Ohio General Corporation Law authorizes a corporation under certain circumstances to indemnify any director, trustee, officer, employee or agent in respect of expenses and other costs reasonably incurred by him in connection with any action, suit or proceeding to which he is made a party or threatened to be made a party by reason of the fact that he was a director, trustee, officer, employee or agent of the corporation. In general, indemnification is permissible only if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, provided that indemnification is not permitted if the person is adjudged liable for negligence or misconduct in the performance of his duty to the corporation unless authorized by a court. To the extent that a director, trustee, officer, employee or agent has been successful in the defense of any such action, suit or proceeding, he is entitled to be indemnified against his reasonable expenses incurred in connection therewith by Section 1701.13(E)(3) of the Ohio General Corporation Law.

        The Registrant maintains and pays the premiums on contracts insuring the Registrant (with certain exclusions) against any liability to directors and officers it may incur under the above indemnity provisions and insuring each director and officer of the Registrant (with certain exclusions) against liability and expense, including legal fees, which he or she may incur by reason of his or her relationship to the Registrant, even if the Registrant does not have the obligation or right to indemnify such person against such liability or expense.

        The Registrant has entered into indemnity agreements with certain of its executive officers and directors to indemnify them against liability and expenses, including legal fees, which he or she may incur by reason of his or her relationship to the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Rights Agreement (with exhibits) dated as of December 7, 1987 between GenCorp and Morgan Shareholder Services Trust Company as Rights Agent was filed as Exhibit D to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1987 (File No. 1-1520), and is incorporated herein by reference.
4.2	Amendment to Rights Agreement among GenCorp, The First Chicago Trust Company of New York, as resigning Rights Agent and The Bank of New York, as successor Rights Agent, dated August 21, 1995 was filed as Exhibit A to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 (File No. 1-1520), and is incorporated herein by reference.
4.3	Amendment to Rights Agreement between GenCorp and The Bank of New York as successor Rights Agent, dated as of January 20, 1997 was filed as Exhibit 4.1 to the Company's Current Report on Form 8-K Date of Report January 20, 1997 (File No. 1-1520), and is incorporated herein by reference.
4.4**	Indenture dated April 5, 2002 between GenCorp Inc. and The Bank of New York, as trustee relating to GenCorp's 5.75% Convertible Subordinated Notes due 2007
4.5**	Registration Rights Agreement dated April 5, 2002 by and among GenCorp Inc. Deutsche Bank Securities Inc., ABN AMRO Rothschild LLC and Banc One Capital Markets, Inc.
4.6**	Form of 5.75% Convertible Subordinated Notes (included in Exhibit 4.4)
5.1**	Opinion of Jones, Day, Reavis & Pogue
12.1*	Computation of Ratio of Earnings to Fixed Charges
23.1*	Consent of Ernst & Young LLP, Independent Auditors
23.2**	Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
24.1**	Powers of Attorney
25.1**	Form of T-1 Statement of Eligibility of the Trustee under the Indenture

*
Filed herewith.

**
Previously filed.

Item 17. Undertakings.

        We undertake:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

        However, paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        (2)  That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        We further undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us, pursuant to the provisions described under Item 15 above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cordova, in the State of California on July 15, 2002.

GENCORP INC.,
By:	/s/ TERRY L. HALL Terry L. Hall President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed below by the following persons in the capacities on July 15, 2002.

Signatures	Title

/s/ TERRY L. HALL Terry L. Hall	President and Chief Executive Officer (Principal Executive Officer)
* Robert A. Wolfe	Chairman of the Board
* Yasmin R. Seyal	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* J. Robert Anderson	Director
* J. Gary Cooper	Director
* James J. Didion	Director
* Irving Gutin	Director

* William K. Hall	Director
* James M. Osterhoff	Director
* Steven G. Rothmeier	Director
* Sheila E. Widnall	Director
*By:	/s/ TERRY L. HALL Terry L. Hall Attorney-in-Fact Pursuant to Powers of Attorney filed herewith or previously with the Securities and Exchange Commission

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
12.1*	Computation of Ratio of Earnings to Fixed Charges
23.1*	Consent of Ernst & Young LLP, Independent Auditors

*
Filed herewith.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
The Offering
Risk Factors
RISK FACTORS
NOTE REGARDING FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS